UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
October 19, 2007

WASHINGTON TRUST BANCORP, INC.

(Exact Name of Registrant as Specified in Charter)

Rhode Island	0-13091	05-0404671
-------------------	-------------------	--------------------
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

23 Broad Street, Westerly, Rhode Island 02891

(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (401) 348-1200

Former name or address, if changed from last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On October 19, 2007, Washington Trust Bancorp, Inc. issued a press release to announce a delay in the date of the third quarter earnings release and conference call previously scheduled for Monday, October 22, 2007. We currently anticipate that the third quarter earnings release will take place no later than Wednesday, October 31, 2007. A copy of the press release relating to such announcement, dated October 19, 2007, is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to General Instructions B.2 of Form 8-K, this information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(c)   Exhibits.

Exhibit No.   Exhibit

99.1   Press Release dated October 19, 2007*

_____

*Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WASHINGTON TRUST BANCORP, INC.

Date: October 22, 2007

By: /s/ David V. Devault
David V. Devault
Executive Vice President, Secretary, Treasurer and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.   Exhibit

99.1   Press Release dated October 19, 2007*

_____

* Filed herewith

Exhibit 99.1

[Graphic Omitted]
NASDAQ: WASH

Contact: David V. Devault
Executive Vice President, Secretary, Treasurer and Chief Financial Officer
Telephone: (401) 348-1319
E-mail: dvdevault@washtrust.com
Date: October 19, 2007
For Immediate Release


**Washington Trust Delays Date of Third Quarter Earnings
Conference Call and Webcast**


Westerly, Rhode Island…Washington Trust Bancorp, Inc. (NASDAQ:WASH), the publicly-owned holding company of The Washington Trust Company, headquartered in Westerly, R.I., has decided to delay its third quarter earnings release and conference call previously scheduled for Monday, October 22, 2007.

The sole reason for the postponement is that the Corporation is currently reviewing the accounting treatment and financial statement presentation relating to certain investment portfolio transactions conducted in April 2007. These transactions were conducted in connection with plans related to the early adoption of Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Liabilities – Including an amendment to FASB No. 115", which the Corporation intended to implement at the time. The Corporation subsequently elected not to proceed with the early adoption of this accounting pronouncement. We believe that the resolution of this matter will not have a material impact on net income for the three-month period ended September 30, 2007.

We currently anticipate that the third quarter earnings release will take place no later than Wednesday, October 31, 2007.

To sign up for email alerts for Washington Trust Bancorp, Inc. corporate events, visit www.washtrust.com and select the Investor Relations tab on the home page, then click on Email Notification.

Washington Trust Bancorp, Inc. is the publicly-owned holding company of The Washington Trust Company, a Rhode Island-chartered bank founded in 1800. Washington Trust offers personal banking, business banking and wealth management and trust services, through its offices in Rhode Island, Massachusetts and southeastern Connecticut. Washington Trust Bancorp, Inc.'s common stock trades on The Nasdaq Global Market® under the symbol WASH. Investor information is available on the Corporation's web site: www.washtrust.com.


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